

June 29, 2015

Scott W. Smith
President and Chief Executive Officer
Vanguard Natural Resources, LLC
5847 San Felipe, Suite 3000
Houston, TX 77057

> **Re:    Vanguard Natural Resources, LLC**
> **Registration Statement on Form S-4**
> **Filed June 3, 2015**
> **File No. 333-204696**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 2, 2015**
> **File No. 1-33756**

Dear Mr. Smith:

We have limited our review of your registration statement to those issues we have addressed in our comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1.    Please note that the staff's comments with regard to your Form 10-K for the fiscal year ended December 31, 2014 will need to be resolved before we will be in a position to accelerate the effectiveness of your registration statement.

Proposal 1: The Merger, page 65

2.      Please provide us with copies of the LRE board books.

Background of the Merger, page 65

3.      Please revise to define the term "non-upstream MLPs."

4.      Please expand your disclosure to describe the factors that prompted LRE's meeting with TPH on January 6, 2015, and disclose whether LRE initiated the meeting.

5.      On page 67, you disclose that LRE expanded its search to include upstream MLPs due to "recently depressed commodity prices, challenging capital markets and the overall business environment for upstream MLPs." Please enhance this disclosure to explain in greater detail why these cited factors led LRE to begin considering upstream MLPs in addition to the companies that it was already considering.

Recommendation of LRE GP's Board of Directors and Its Reasons for the Merger, page 74

6.      On page 74, you cite current and projected commodity prices and their adverse effects on LRE as a reason why the LRE GP board approved the merger agreement. To the extent that current and projected commodity prices could have similarly adverse effects on your business, please clarify why the LRE GP board viewed this factor as being favorable in its approval determination. For example, if the LRE GP board viewed your business as having a potentially more favorable balance of commodity exposure as among natural gas, oil and NGLs, please clarify that.

Unaudited Pro forma Combined Financial Information, page 152

7.      Please revise to present information showing the pro forma impact of your proposed merger with Eagle Rock Energy Partners, LP exclusive of the pro forma impact of your proposed merger with LRR Energy, LP.

Note 2 – Unaudited Pro Forma Combined Balance Sheet, page 161

8.      Please update your presentation to use the most recent stock price at the time of filing your next amendment for determining the value of units to be issued in the proposed transactions with LRR Energy, LP and Eagle Rock Energy Partners, LP.

9.      We note that the preliminary purchase price allocations for the planned acquisitions result in pro forma goodwill. Please expand your disclosure to provide a qualitative description of the factors that make up this goodwill.

10.     Pro forma adjustments (b) and (h) relate to borrowings under your reserve-based credit facility to repay outstanding debt balances for LRR Energy, LP and Eagle Rock Energy Partners, LP.  Please revise your disclosure in light of the recent change to your borrowing base or tell us why a revision to your pro forma financial statements is not necessary.

11.     Pro forma adjustments (f) and (l) relate to cash severance payments to be made to employees of LRR Energy, LP and Eagle Rock Energy Partners, LP.  Please tell us whether contractual arrangements related to these payments were entered into as part of each of the acquisition agreements.

Note 3 – Pro Forma Adjustments to Unaudited Combined Statements of Operations, page 165

12.     Please expand your disclosure under pro forma adjustments (h) and (p) to explain how the amount of interest expense was determined, including with regard to the interest rate used.

Exhibits

13.     Please file or incorporate by reference your merger agreement with Eagle Rock.

Form 10-K for Fiscal Year Ended December 31, 2014

        Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Oil, Natural Gas and NGLs Data, page 8

Proved Undeveloped Reserves, page 11

14.     We note that your conversion fractions of beginning of the year available proved undeveloped reserves to developed status for each of the last three years is about 9.4%, 2.6% and 3.7% for 2014, 2013 and 2012, respectively.  The cumulative conversion fraction is about 16%.  This pace of PUD location drilling does not appear to have a reasonable likelihood for completion of your development plan within five years of adoption.  Rule 4-10(a)(31)(ii) of Regulation S-X states "Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time."  Please explain how your PUD conversion performance to date has complied with Regulation S-X.

Reserve Estimation Process, page 11

15.     Item 1202(a)(6) of Regulation S-K states "If the registrant has not previously disclosed reserves estimates in a filing with the Commission or is disclosing material additions to its reserves estimates, the registrant shall provide a general discussion of the technologies used to establish the appropriate level of certainty for reserves estimates from material properties included in the total reserves disclosed. The particular properties do not need to be identified."  Please expand your presentation here to provide such a discussion of your technologies.

Developed and Undeveloped Leasehold Acreage, page 14

16.     Item 1208(b) of Regulation S-K requires that the registrant "Disclose, as of a reasonably current date or as of the end of the fiscal year, the amount of undeveloped acreage, both leases and concessions, if any, expressed in both gross and net acres by geographic area, together with an indication of acreage concentrations, and, if material, the minimum remaining terms of leases and concessions."  Please amend your document to disclose, if any, material acreage lease expiry.  Also, tell us the figures for any PUD volumes you have scheduled for drilling after expiration.

Risk Factors, page 26

We have limited control over the activities on properties we do not operate, page 31

17.     We note your statement that you have limited ability to influence or control the operation or future development of non-operated properties.  Please tell us the figures for your year-end 2014 non-operated PUD locations and non-operated PUD reserves. Explain to us the fraction of your non-operated PUD reserves that were converted to developed status for each of the last three years.

Management Discussions and Analysis and Results of Operations, page 56

Recent Developments and Outlook, page 56

18.     Disclosure on page 29 of your Form 10-K states that continued low prices for oil, natural gas, and NGLs could reduce the amount of oil, natural gas, and NGLs that you can produce economically.  Please revise to provide additional language addressing the risks resulting from the low commodity price environment described in your filing along with quantitative disclosure regarding the impact to your reserve quantities. Your revised disclosure should reflect potential scenarios deemed reasonably likely to occur by management.  Refer to Item 303(a) of Regulation S-K. For additional guidance, refer to section III.B.3. of SEC Release No. 33-8350.

19.     You state that you intend to concentrate your drilling on low risk, development opportunities with the majority of drilling capital focused on high BTU natural gas wells during 2015.  Please tell us how your drilling plans may impact your reported reserve volumes.  Specifically, please tell us about any proved undeveloped reserves that were deferred as a result of your drilling plans for 2015.

Critical Accounting Policies and Estimates, page 64

Goodwill and Other Intangible Assets, page 66

20.     We note that goodwill was not considered impaired as of December 31, 2014 because the fair value of your reporting unit exceeded its carrying value by 8%.  We also note your statement that any further significant decline in the prices of oil and natural gas or significant negative reserve adjustments could change your estimate of the fair value of the reporting unit and could result in an impairment charge.  Please expand your disclosure regarding goodwill impairment testing to:
*   describe the methods and key assumptions used and how the key assumptions were determined;
*   discuss the degree of uncertainty associated with these key assumptions; and
*   address potential events and/or changes in circumstances that could reasonably be expected to negatively affect your key assumptions.

Capital Resources and Liquidity, page 68

21.     We note that you expect to fund your drilling capital expenditures and distributions to unitholders with cash flow from operations. Please revise to provide additional detail supporting this statement as it appears that cash used for capital expenditures and distributions during the fiscal year ended December 31, 2014 exceeded cash flows from operating activities.  Refer to Item 303(a)(1) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and the Securities Exchange Act of 1934 and all applicable Securities Act and Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

For questions regarding comments on engineering matters, you may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704.  If you have questions regarding comments on the financial statements and related matters, you may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Branch Chief, at (202) 551-3311.  Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Norman von Holtzendorff, Senior Counsel, at (202) 551-3237 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director


cc:     Douglas V. Getten
        Paul Hastings LLP